REQUIRED INFORMATION
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23 CONSENT OF INDEPENDENT AUDITORS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

( )	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ..............  to  ..............

Commission file number  1-4879

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

(Full title of the plan)

Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules are filed as part of this annual report:

	1)	Statements of Assets Available for Benefits — December 31, 2000 and 1999

	2)	Statements of Changes in Assets Available for Benefits — Years Ended December 31, 2000 and 1999

	3)	Notes to Financial Statements — December 31, 2000 and 1999

	4)	Schedule 1 — Schedule of Assets Held for Investment Purposes — December 31, 2000

B)	The following exhibit is filed as part of this annual report:

	23.	Consent of Independent Auditors

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

INDEPENDENT AUDITORS’ REPORT

The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Cleveland, Ohio
June 15, 2001

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 and 1999

	2000	1999

Assets:

Investments	$228,668,327	$193,634,788

Assets available for benefits	$228,668,327	$193,634,788

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

	2000	1999

Additions:

Contributions

Participant	$18,896,352	$15,547,201

Employer	6,915,572	8,934,418

Rollover	—	2,565,237

Total contributions	25,811,924	27,046,856

Interest and dividends	13,963,644	7,535,552

Net appreciation (depreciation) in the fair value of investments	6,950,437	(19,784,023)

	20,914,081	(12,248,471)

Total additions, net	46,726,005	14,798,385

Deductions:

Withdrawals	(11,692,466)	(8,819,837)

Excess of additions over deductions	35,033,539	5,978,548

Assets available for benefits:

Beginning of year	$193,634,788	$187,656,240

End of year	$228,668,327	$193,634,788

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. On January 1, 1999 the Diebold, Incorporated 401(k) Savings Plan for Certain Canton Hourly Employees and the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees were merged into the Diebold, Incorporated 401(k) Savings Plan. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”). The Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees covers all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”). The Diebold, Incorporated 401(k) Savings Plan for Certain Canton Hourly Employees covers all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who return to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant employees must have completed ninety days of employment and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	(b)	Contributions

Salary Employees

For the year ended December 31, 1999 and the first four months of 2000, the Plan allowed each participant to contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986. Effective May 1, 2000, the Plan was amended so that each participant can contribute from one to fifteen percent (in .25 percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

In 2000 and 1999, the Employer contributed, as a Basic Matching Contribution, an amount equal to sixty cents for each dollar of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty cents for each dollar of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. An Additional Matching Contribution, except for the corporate officers, was made for the year 1999 and first quarter of 2000 such that the total matching contribution (including the Basic Matching Contribution) was eighty cents for each dollar of a participant’s pre-tax contributions during each payroll period up to four percent of the participant’s compensation in such payroll period and forty cents for each dollar of a participant’s pre-tax contributions on the next four percent of the participant’s compensation in such payroll period. There was not an Additional Matching Contribution for the corporate officers for the last three quarters of 1999 and first quarter of 2000.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(continued)

(b)	Contributions (continued)

Salary Employees (continued)

There was no Additional Matching Contribution made on behalf of any plan participants after March 31, 2000.

Newark Employees

For the years ended December 31, 2000 and 1999, the Plan allowed each participant to contribute from one to three percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

In 2000 and 1999, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

Canton Plant Employees

For the year ended December 31, 1999 and the first four months of 2000, the Plan allowed each participant to contribute from one to three percent, in one percent increments of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986. Effective May 1, 2000, the Plan was amended so that each participant can contribute from one to six percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

In 2000 and 1999, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

(c)	Participants’ Accounts

Salary Employees

As of January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard International Growth Fund, Vanguard PRIMECAP Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock or any combination thereof with the minimum investment in any fund of .25 percent.

For 2000 and 1999, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account on a predefined formula. These Employer contributions were invested in the above named funds portfolios according to the participant’s direction. In 2000 and 1999, any Additional Matching Contribution was deposited in the Regular Account and was invested in the Diebold Company Stock Fund.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(continued)

(c)	Participants’ Accounts (continued)

Canton Plant and Newark Employees

The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account as well as all Employer contributions to the Retiree Medical Funding Account be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.

(d)	Vesting

A participant’s pre-tax contributions and earnings and the Employer’s pre-tax contributions and earnings are immediately vested and nonforfeitable.

(e)	Distribution of Benefits

Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $5,000. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. If funds were invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common shares.

(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their account balances. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s total vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 8.75% to 11.5% for the year ending December 31, 2000.

(g)	Withdrawals (Newark Employees and Canton Plant Employees)

A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(continued)

	(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the Plan administrator, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

	(i)	Retiree Medical Funding Account

The aforementioned Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. A portion of the Employer’s Basic Matching Contribution, based on a predefined formula, is deposited in the Retiree Medical Funding Account as is the employer’s past service contribution. These employer contributions are invested in the above named funds according to the investment elections made by the participant for his or her contributions.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

	(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

	(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

	(d)	New Accounting Pronouncements

In June 1988, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements. Management does not expect that the impact of SFAS No. 133 on the Plan financial statements to be material.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(continued)

(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net Assets:

	2000		1999

	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value

Vanguard 500 Index Fund	286,819	$34,951,801	279,905	$37,879,571

Vanguard Total Bond Market Index Fund	1,186,894	11,821,460	1,150,832	11,001,951

Vanguard U.S. Growth Fund	1,380,513	38,171,184	1,030,837	44,872,348

Vanguard Retirement Savings Trust	14,625,441	14,625,441	12,711,043	12,711,043

Diebold Company Stock	8,572,468	98,669,112	8,174,143	66,537,527

During 2000, the Plan’s investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,950,437, as follows:

Mutual funds	$(21,816,194)

Common Stock	28,766,631

$6,950,437

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

Schedule 1

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
EIN: 34-0183970
Plan Number: 012

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E

		Description of Investment
		including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par, or
	Lessor, or Similar Party	Maturity Value	Cost	Current Value

	Loomis Sayles Bond Fund	Registered Investment Company	$804,578	$761,218

	Loomis Sayles Small Cap Value Fund	Registered Investment Company	1,166,891	1,335,096

	Vanguard 500 Index Fund	Registered Investment Company	32,007,930	34,951,801

	Vanguard International Growth Fund	Registered Investment Company	4,191,480	3,988,233

	Vanguard PRIMECAP Fund	Registered Investment Company	10,450,898	9,867,597

	Vanguard Total Bond Market Index Fund	Registered Investment Company	11,912,265	11,821,460

	Vanguard U.S. Growth Fund	Registered Investment Company	48,996,813	38,171,184

	Vanguard Windsor II Fund	Registered Investment Company	11,441,955	10,564,726

	Vanguard Retirement Savings Trust	Common/ Collective Trust	14,625,441	14,625,441

*	Diebold Company Stock Fund	Company Stock Fund	72,982,869	98,669,112

*	Participant Loans	8.75% — 11.50%; 100% collateralized	0**	3,912,459

			$208,581,120	$228,668,327

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

(Name of Plan)

Date:	June 26, 2001	By: /s/ Gregory T. Geswein

Gregory T. Geswein
Senior Vice President and
Chief Financial Officer
(Principal Accounting and
Financial Officer)

DIEBOLD, INCORPORATED

FORM 11-K

INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.

23.	Consent of Independent Auditors	14